Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

ARTICLES OF INCORPORATION FOR

NEVADA PROFIT CORPORATIONS

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1)	Name of corporation: Ekso Bionics Holdings, Inc. (the “Corporation”).

2)	The Articles of Incorporation of the Corporation are hereby amended as follows:

(a)	Article III is hereby amended by adding the following as a new Subsection C:

“C.	Effective as of 1:05 p.m., Pacific Time, on March 24, 2020 (the “Effective Time”), each fifteen (15) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall be combined and changed into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or any holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No certificates representing fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Shareholders who otherwise would be entitled to receive fractional shares of Common Stock because they hold a number of shares not evenly divisible by the Reverse Stock Split ratio will automatically be entitled to receive an additional fraction of a share of Common Stock to round up to the next whole share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, plus any additional fraction of a share of Common Stock to round up to the next whole share.”

3)	The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: Shares representing 54.04% of the outstanding voting power (or 76.91% of the shares voted) were voted in favor of the amendment.

4)	Effective date of filing: March 24, 2020, 1:05 p.m. Pacific Time

5)	Signature:

/s/ John F. Glenn

Name: John F. Glenn

Title: Secretary

Date: March 23, 2020